INVO BIOSCIENCE, INC.

5582 BROADCAST COURT

Sarasota, florida 32240

August 2, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	INVO Bioscience, Inc.
Registration Statement on Form S-1
File No. 333-273174

Ladies and Gentlemen:

INVO Bioscience, Inc. (the “Company”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 5:30 p.m., Eastern Time, on Thursday August 3, 2023, or as soon thereafter as practicable.

Very truly yours,

INVO BIOSCIENCE, INC.

By:	/s/ Steven Shum
Steven Shum
Chief Executive Officer